UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

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Portage makes an additional investment in Saugatuck therapeutics after achieving proof of concept.

Toronto, Ontario, May 5, 2020 - (PBT.U: CSE, PTGEF: OTC Markets) - Portage Biotech Inc. ("Portage" or the "Company") wishes to provide an update on a subsidiary company, Saugatuck Therapeutics Ltd. (“Saugatuck”). Portage Biotech Inc. holds an 70% equity interest in Saugatuck.

Portage is pleased to announce that initial proof of concept of the nanolipogel (“NLG”) formulation has been achieved with the initial investment. This has triggered the next tranche of capital infusion of $700,000 USD. Saugatuck has been able to formulate a proprietary PD1 aptamer in the NLG formulation and have shown the formulation properly modulates PD1 signaling. In non clinical in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody. The additional founding will support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers.

Separately, this work has triggered a license from D5 pharma to create additional proprietary DNA aptamers for immune-oncology targets. This license sits in another Portage company, Oncomer. Oncomer supplies Saugatuck with aptamers to be formulated in the NLG platform.

Dr. Ian Walters, CEO of Saugatuck and Portage commented” Most cancers are treated with multiple agents. Our co-formulation platform leverages the ability to modulate several pathways in a single product and direct its distribution to tumors. I am excited to begin testing our next wave of combinations in animal models and prioritizing our first clinical candidate.”

About Saugatuck Therapeutics Ltd.

NLG technology, invented in the lab of Dr. Tarek Fahmy at Yale University and commercially developed by our joint venture partner, Immunova, allows different combinations of drugs to be encapsulated in a single nanomedicine and delivered selectively to the tumor microenvironment, thus potentially minimizing systemic side-effects. Saugatuck which has acquired an exclusive license from Yale University via Immunova for use of the NLG platform for delivering DNA aptamers and certain aptamer-based combination products. Immunova is developing a pipeline of NLG drugs focused on cytokine and other immune modulating drugs.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

About D5pharma:

D5Pharma is an early stage biotech based out of Sunnybrook Research Institute in Toronto that identifies novel DNA scaffold molecules for therapeutic development in oncology and inflammatory diseases. Its most advanced compound in development is an anti-CD200R1 aptamer for the treatment of asthma that was developed out of the laboratory of Dr. Jean Gariepy. This new partnership with Oncomer will enable D5 to build out its oncology portfolio by delivering aptamers in new and more effective ways.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Officer Tel.:	203.221.7378
Email:	ian@portagebiotech.com
or Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office